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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                               Commission File Number 33-66342


                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_|
              Form N-SAR |_| Form N-CSR

         For Period Ended: February 1, 2003
                           ----------------

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

         For the Transition Period Ended: ________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
____________________________________________.

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant         Cole National Group, Inc.
                           -----------------------------------

Former name if applicable

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Address of principal executive office (Street and number)

5915 Landerbrook Drive
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City, state and zip code             Mayfield Heights, Ohio  44124
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                                     PART II
                             RULE 12B-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



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     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

     Cole National Group Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended February 1, 2003 could not be filed within the prescribed time period due to delays experienced in completing the previously disclosed restatement of the Company's historical financial statements and associated reaudit, and delays experienced with completion of the Company's financial statements for the fiscal year ended February 1, 2003, and the related audit.

                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

     Lawrence E. Hyatt                           (440)449-4100
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         (Name)                          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            |_| Yes    |X| No

     As of the date of this notification, the Company has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended November 2, 2002.



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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            |X| Yes    |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As the process of restating the Company's historical financial statements for the periods noted above is underway, but has not been completed for any period, a reasonable estimate of the change in results of operations from the corresponding period for the last fiscal year is not available.

                            COLE NATIONAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    May 2, 2003                    By: /s/ Lawrence E. Hyatt
                                        ------------------------------------
                                        Name:   Lawrence E. Hyatt
                                        Title:  Executive Vice President and
                                                Chief Financial Officer


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